February 21, 2017

Jeff Long Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Azzad Funds (the “Trust” or “Registrant”)

Dear Mr. Long:

On January 5, 2017, you provided comments by telephone to Tanya Goins to the annual report of the Trust for the period ended June 30, 2016.  Please find below a summary of those comments and the Trust's responses, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

Comment 1.

Sukuk are usually Rule 144A or Regulation S securities, but there is nothing indicating this in the Schedule of Investments. Please confirm whether the sukuk held by the Azzad Wise Capital Fund are Rule 144A or Regulation S securities.  If so, please add a footnote to the Schedule of Investments going forward to indicate this.

Response.

The Registrant confirms that the sukuk held by the Azzad Wise Capital Fund are Rule 144A or Regulation S securities. The information requested will be included going forward.

Comment 2.

For the Azzad Ethical Fund, please confirm that there are no individual payables that are material. If there are any material individual payables that are material, please break these out in the Statement of Assets and Liabilities going forward.

Response.

The fund accountants have confirmed to the Registrant that there were no individual payables that were material. Material individual payables will be broken out in the Schedule of Assets and Liabilities going forward.

Comment 3.

In the Statement of Operations for the Azzad Wise Capital Fund, interest income is noted under income. Please consider change the label to sukuk income given that the Fund is not permitted to earn interest on its investments.

Response.

The Registrant will consider changing the label as suggested.

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If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954.

Very truly yours,

/s/ Tanya Goins

Tanya Goins